UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-10948

Office Depot, Inc.

(Exact name of registrant as specified in its charter)

6600 North Military Trail

Boca Raton, FL 33496

(561) 438-4800

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share of Office Depot, Inc.*

Preferred Share Purchase Rights of Office Depot, Inc.*

(Title of each class of securities covered by this Form)

Common Stock, par value $0.01 per share of The ODP Corporation

Preferred Share Purchase Rights of The ODP Corporation

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None*

* On June 30, 2020, Office Depot, Inc., a Delaware corporation (“ODI”), completed a holding company reorganization pursuant to an Agreement and Plan of Merger (the “Merger Agreement”), dated as of June 30, 2020, by and among ODI, The ODP Corporation, a Delaware corporation (“ODP”), ODP Investment, LLC, a Delaware limited liability company and a wholly-owned subsidiary of ODP (“ODPI”), and Office Depot, LLC, a Delaware limited liability company and a wholly-owned subsidiary of ODPI (“OD LLC”), which resulted in ODP indirectly owning all of the outstanding capital stock of ODI (the “Reorganization”). Pursuant to the Reorganization, ODI merged with and into OD LLC (the “Merger”), with OD LLC surviving such merger as a direct wholly-owned subsidiary of ODPI and an indirect wholly-owned subsidiary of ODP. Each share of ODI Common Stock issued and outstanding immediately prior to the effective time of the Merger automatically converted into an equivalent corresponding share of ODP Common Stock, having the same designations, rights, powers and preferences and the qualifications, limitations and restrictions as the corresponding share of ODI Common Stock being converted. The Merger constitutes a succession for purposes of Rule 12g-3(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This Form 15 relates solely to the reporting obligations of ODI and does not affect the reporting obligations of ODP, which is the successor registrant to ODI under the Exchange Act.

Pursuant to the requirements of the Securities Exchange Act of 1934, The ODP Corporation, as successor registrant to Office Depot, Inc., has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 24, 2020

THE ODP CORPORATION
(in its capacity as successor registrant to Office Depot, Inc.)

By:	/s/ N. David Bleisch
	Name:	N. David Bleisch
	Title:	EVP, Chief Legal & Administrative Officer